Mail Stop 3561

March 4, 2009

<u>By U.S. Mail</u>

Mr. Marc Urbach
President, Principal Executive Officer
China Broadband, Inc.
1900 Ninth Street, 3rd Floor
Boulder, CO 80302

      RE: **China Broadband, Inc.**
                    Form 10-KSB for Fiscal Year Ended December 31, 2007
                    Filed April 15, 2008
                    File No. 0-19644

Dear Mr. Urbach:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Andrew Mew
                  Accounting Branch Chief